January 30, 2018

FILED ON EDGAR

Mara L. Ransom

Assistant Director, Office of

Consumer Products

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       America Towne, Inc.

Amendment No. 2 to Preliminary Schedule 14C

Filed November 28, 2017

File N. 000-55206

Dear Ms. Ransom:

This letter is in response to your December 18, 2017 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.	We have recently issued comments on your Form 10-K for the period ended December 31, 2016. Considering those financial statements are contained in this information statement, please consistently address any revisions to your financial statements in response to those comments in this information statement.

Response: The Company notes the Commission’s comment and has made the appropriate revisions.

Pro Forma Financial Statements, pages 8-12

2.	We are unclear on the method by which you have presented pro forma financial statements. In this regard, the income statement of AmericaTowne under this heading does not agree to the historical balance sheet of AmericaTowne in the company’s Form 10-Q. Please explain in detail how you have presented each component of the pro forma financial statements and include an introductory paragraph summarizing your presentation. If you are presenting separate financial statements of each entity and excluding ATI from the consolidated financial statements of AmericaTowne, please make that clear in your introductory paragraph. Also please explain any differences between the historical financial statements and the individual financial statements included in the pro forma financial statements. We may have further comment.

Response: The Company notes the Commission’s comment and has made the appropriate revisions. The reason for the difference between the historical balance sheet and the pro forma presentation was the exclusion of ATI Nationwide Holding Corp., from the consolidated financial statements. This, however, has been addressed in the Company’s most recent amendments.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, P.C.

Devin W. Bone

Devin W. Bone

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